09055264

SEC Mail Processing Section
FEB 27 2009
Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 N. RIO GRANDE, Suite 101
(No. and Street)

SALT LAKE City, UT 84101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. ROBERTSON 801-596-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins, P.C.
(Name – *if individual, state last, first, middle name*)

1011 WEST 400 NORTH, Suite 100, LOGAN, UT 84321
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott J. Robertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Young Robertson + Burningham, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA M. JOHANSEN
NOTARY PUBLIC - STATE OF UTAH
41 N. RIO GRANDE SUITE 101
SALT LAKE CITY, UT 84101
My Comm. Exp. 02/01/2012

Signature

Principal

Title

Notary Public

LISA M. JOHANSEN
NOTARY PUBLIC - STATE OF UTAH
41 N. RIO GRANDE SUITE 101
SALT LAKE CITY, UT 84101
My Comm. Exp. 02/01/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and
SUPPLEMENTARY INFORMATION

December 31, 2008 and 2007

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

JONES P.C. SIMKINS
Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lewis Young Robertson & Burningham, Inc.

We have audited the accompanying balance sheets of Lewis Young Robertson & Burningham, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Young Robertson & Burningham, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 20, 2009

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
BALANCE SHEETS
December 31, 2008 and 2007

ASSETS	2008	2007
Current assets:		
Cash	$ 432,037	404,366
Accounts receivable, net	249,704	135,387
Prepaid expenses	106,383	-
Total current assets	788,124	539,753
Property and equipment, net	165,523	186,375
Cash surrender value of life insurance	107,661	153,597
Prepaid expenses	73,000	-
Other assets	14,801	14,801
Total assets	$ 1,149,109	894,526

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Payables	$ 338,942	275,308
Current portion of deferred income taxes	73,000	37,000
Current portion of long-term debt	15,790	14,818
Total current liabilities	427,732	327,126
Deferred income taxes	25,000	22,000
Long-term debt	79,014	93,533
Total liabilities	531,746	442,659
Stockholders' equity:		
Common stock, $1 par value, 50,000 shares authorized, 4,500 shares issued and outstanding	4,500	4,500
Additional paid-in capital	98,057	98,057
Retained earnings	514,806	349,310
Total stockholders' equity	617,363	451,867
Total liabilities and stockholders' equity	$ 1,149,109	894,526

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Financial advisory fees	$ 3,414,804	1,973,455
Consulting fees	1,415,706	1,180,237
Gain (loss) on investments	(45,936)	27,071
Other	20,476	46,989
	4,805,050	3,227,752
General and administrative expenses	4,528,387	3,338,562
Income (loss) from operations	276,663	(110,810)
Other expense:		
Interest expense	(7,167)	(7,269)
	(7,167)	(7,269)
Income (loss) before income taxes	269,496	(118,079)
Provision (benefit) for income taxes	104,000	(27,000)
Net income (loss)	$ 165,496	(91,079)

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2007	4,500	$ 4,500	$ 98,057	$ 440,389	$ 542,946
Net loss	-	-	-	(91,079)	(91,079)
Balance at December 31, 2007	4,500	4,500	98,057	349,310	451,867
Net income	-	-	-	165,496	165,496
Balance at December 31, 2008	4,500	$ 4,500	$ 98,057	$ 514,806	$ 617,363

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ 165,496	(91,079)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	47,163	48,513
Deferred income taxes	39,000	(55,000)
Provision for doubtful accounts	33,258	-
(Increase) decrease in:		
Accounts receivable	(147,575)	149,718
Prepaid expenses	(179,383)	14,801
Other assets	-	5,394
Increase (decrease) in payables	63,634	(30,801)
Net cash provided by operating activities	21,593	41,546
Cash flows from investing activities:		
Change in cash surrender value of life insurance	45,936	(27,071)
Purchase of property and equipment	(26,311)	(27,118)
Net cash provided by (used in) investing activities	19,625	(54,189)
Cash flows from financing activities:		
Payments on long-term debt	(13,547)	(11,649)
Net cash used in financing activities	(13,547)	(11,649)
Net increase (decrease) in cash	27,671	(24,292)
Cash, beginning of year	404,366	428,658
Cash, end of year	$ 432,037	404,366

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2008.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due from services performed and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectibility based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment is determined using the straight-line method over the estimated useful lives of the assets which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to the use of the cash method of accounting for income tax purposes and accelerated depreciation and amortization.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimates.

Reclassifications

Certain accounts in the 2007 financial statements have been reclassified to conform with the presentation in the 2008 financial statements.

Note 2 – Detail of Certain Balance Sheet Accounts

Accounts receivable consist of the following:

	2008	2007
Accounts receivable	$ 282,962	135,387
Allowance for doubtful accounts	(33,258)	-
	$ 249,704	135,387

Payables consist of the following:

	2008	2007
Pension payable	$ 272,222	239,879
Income taxes payable	38,000	8,722
Accounts payable	23,628	24,732
Vacation payable	5,092	1,975
	$ 338,942	275,308

Note 3 – Property and Equipment

Property and equipment consists of the following:

	2008	2007
Computer equipment	$ 191,970	222,484
Furniture and fixtures	224,046	210,259
Leasehold improvements	2,368	15,782
	418,384	448,525
Less accumulated depreciation and amortization	(252,861)	(262,150)
	$ 165,523	186,375

Note 4 – Long-term Debt

The Company leases equipment under a capital lease agreement which provides for the option to purchase the equipment at the end of the lease. The lease is payable in monthly payments of $1,883, has an imputed interest rate of 6.37%, is secured by the equipment being leased, and has an outstanding balance of $94,804 and $108,351 at December 31, 2008 and 2007, respectively. Future minimum lease payments under this capital lease at December 31, 2008 are approximately as follows:

Year	Amount
2009	$ 22,597
2010	22,597
2011	22,597
2012	22,597
2013	22,597
Thereafter	3,766
	116,751
Less amount representing interest	(21,947)
Present value of future minimum lease payments	$ 94,804

Note 4 – Long-term Debt (continued)

The cost, accumulated amortization, and amortization expense of equipment under capital lease is approximately as follows:

	$	2008	2007
Cost	$	120,000	120,000
Accumulated amortization	$	34,588	17,247
Amortization expense	$	17,341	17,247

Future maturities of long-term debt at December 31, 2008 are as follows:

Year		Amount
2009	$	15,790
2010		16,826
2011		17,930
2012		20,754
2013		20,468
Thereafter		3,036
	$	94,804

Note 5 – Operating Lease Obligations

The Company leases office space and office equipment under noncancelable operating lease agreements, which expire in 2010 through 2013. Future minimum rental payments for these noncancelable operating leases at December 31, 2008 are as follows:

Year	Amount
2009	$ 198,671
2010	204,028
2011	209,554
2012	215,551
2013	24,396
	$ 852,200

Rental expense on the operating leases for the years ended December 31, 2008 and 2007 was approximately, $200,000 and $165,000, respectively.

Note 6 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $272,000 and $238,000 for the years ended December 31, 2008 and 2007, respectively.

Note 7 – Supplemental Cash Flow Information

Actual amounts paid for interest and income taxes for the years ended December 31 are as follows:

	2008	2007
Interest	$ 7,167	7,269
Income taxes	$ 24,000	24,976

During the year ended December 31, 2007, the Company acquired property and equipment in exchange for a capital lease payable of $120,000.

Note 8 – Income Taxes

The provision (benefit) for income taxes consists of the following:

		2008	2007
Current	$	65,000	28,000
Deferred		39,000	(55,000)
	$	104,000	(27,000)

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2008	2007
Federal tax at statutory rates	$	83,000	(40,000)
State tax at statutory rates		9,000	(4,000)
Insurance		12,000	14,000
Meals and entertainment		9,000	8,000
Other		(9,000)	(5,000)
	$	104,000	(27,000)

Deferred tax liabilities consist of the following:

		2008	2007
Revenue and expense recognition	$	(73,000)	(37,000)
Depreciation		(25,000)	(22,000)
	$	(98,000)	(59,000)

Presented in the financial statements as follows:

		2008	2007
Current portion of deferred income taxes	$	(73,000)	(37,000)
Deferred income taxes		(25,000)	(22,000)
	$	(98,000)	(59,000)

Note 9 – Financial Instruments

The Company's financial instruments consist of cash, receivables, and payables. The carrying amounts of these items approximate fair value because of their short-term nature.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2008 and 2007, the Company's minimum net capital requirement was $28,916 and $29,525, respectively.

Schedule 1

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Net capital:		
Total ownership equity	$	617,363
Deferred income tax liabilities resulting from assets that are non-allowable for net capital		98,000
Non-allowable assets		(609,411)
Other additions		-
Net capital before haircuts on securities positions		105,952
Haircuts on securities:		
Current investments (money market funds 2%)		(7,732)
Net capital	$	98,220
Minimum net capital required (based on Aggregate Indebtedness):		
Minimum net capital required	$	28,916
Excess net capital	$	69,304
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$	54,845
Aggregate Indebtedness:		
Total liabilities (less deferred income taxes) from balance sheet	$	433,746
Ratio of aggregate indebtedness to net capital	$	4.4
Reconciliation with Company's computation (included in Part IIA of Form 17a-5(a) Quarterly December 2008):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	98,220
Reconciling items		-
Net capital per above	$	98,220

JONES P.C. SIMKINS
Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Lewis Young Robertson & Burningham, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 20, 2009.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions are considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2008, as this report does not affect our report thereon dated February 20, 2009.

The Company's controls for preparing financial statements in compliance with U.S. Generally Accepted Accounting Principles were not sufficient resulting in several audit adjustments. The Company's controls for the financial reporting and disclosure process were also not sufficient and required assistance from the external auditor.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices

and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives. However, we identified certain control deficiencies that have been classified as significant deficiencies or material weaknesses and communicated them in writing to those charged with governance on February 20, 2009.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

JONES SIMKINS, P.C.
Logan, Utah
February 20, 2009